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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or JASON WEBER

Kiska Enters Exploration Agreement with Baker Hughes

Vancouver, BC – June 6, 2013  Kiska Metals Corporation (“Kiska” or the “Company”) is pleased to report that Geoinformatics Alaska Exploration Inc., a wholly owned subsidiary of the Company, has signed an exploration agreement with Baker Hughes Oilfield Operations, Inc., (“Baker Hughes”). Under this agreement Baker Hughes has the right to explore the Hilltop Property for barite minerals on the Company’s 82 unpatented lode mining claims located in Lander County, Nevada.

Baker Hughes will make a one-time payment of US$35,000 within 30 days of executing this agreement and will pay mining claim maintenance fees while the agreement is in effect. Baker Hughes will have the right and option at any time during the three year term to enter into an exclusive 20 year mining lease on the property. Kiska will receive a royalty of US$2.00 per ton of finished barite ore produced from the property.  Once Baker Hughes enters into a mining lease arrangement, they will be obligated to make advance minimum royalty payments until production is commenced.  The agreement does not cover precious and base metal products and Baker Hughes will make their drill splits available for Kiska’s analytical work.  Hilltop and the nearby Colorback properties were acquired for their sediment-hosted gold potential and are strategically located in the Cortez-Battle Mountain trend.

Baker Hughes is a worldwide supplier of oilfield services, technology, products and systems to the worldwide oil and natural gas industry with operations in more than 80 countries.

“We are very pleased to have signed this exploration agreement with Baker Hughes and we wish them well as they work to unlock the barite potential of the Hilltop Property.” stated Jason Weber, President and CEO of Kiska Metals. ”In addition to this agreement with Baker Hughes, Kiska’s goal will be to secure a partner to continue gold exploration on these properties.”

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with a diverse portfolio of gold and copper projects throughout North America and Australia. This portfolio is anchored by the Whistler property, Alaska, a district-scale gold-copper porphyry project with excellent exploration potential and includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper). Kiska has numerous gold and copper projects available for option-joint venture as well as an extensive royalty portfolio available for purchase.

 On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com  and http://www.sec.gov